Her Song Film LLC (the "Company") a New York Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

HER SONG FILM LLC
STATEMENT OF INCOME
31-Dec-25

REVENUES	0
COST OF PRODUCTION	59,574
GROSS PROFIT	(59,574)
OPERATING EXPENSES	
Advertising and marketing	2,746
Bank fees	167
Bonus and commission	
Contractors and consultants	14,229
Film Festival Fees	2,876
Subscriptions	155
IT expense	
Legal and professional fees	
Licenses / Permits	
Travel - Air Fare	6,990
Travel - Meals	1,214
Travel - Transportation	1,480
Travel - Incidentals	74
Miscellaneous expenses	55
Office supplies	403
Payroll expense	
Postage and delivery	
Rent and lease	240
Utilities	
TOTAL OPERATING EXPENSES	30,629
NET OPERATING INCOME/(LOSS)	(90,203)
OTHER INCOME/(EXPENSE)	
Interest expense	
Interest income	
TOTAL OTHER INCOME/(EXPENSE)	
NET INCOME (LOSS)	(90,203)

HER SONG FILM LLC
BALANCE SHEET
31-Dec-25

CURRENT ASSETS

Cash and cash equivalents	$4,636
Accounts receivable, net	
Prepaid expenses and other current assets	
TOTAL CURRENT ASSETS	4,636
PROPERTY AND EQUIPMENT	
Property and equipment, net	
OTHER ASSETS	0
Intangible assets, net	
Deposits	
TOTAL ASSETS	$4,636
CURRENT LIABILITIES	
Accounts payable	0
Credit cards payable	0
Accrued expenses	0
TOTAL CURRENT LIABILITIES	0
TOTAL LIABILITIES	0
MEMBERS' EQUITY	$4,636
TOTAL LIABILITIES AND MEMBERS' EQUITY	$4,636

HER SONG FILM LLC
STATEMENT OF MEMBERS EQUITY
31-Dec-25

BEGINNING BALANCE, JANUARY 01, 2025	(10,382)
Member Contributions	105,221
Distributions to Members	
Retained Earnings	
Net income	(90,203)
ENDING BALANCE, DECEMBER 31, 2025	4,636

HER SONG FILM LLC
STATEMENT OF CASH FLOWS
31-Dec-25

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income/(Loss)	(90,203)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	
(Increase) decrease in assets:	
Accounts receivable	
Inventory	
Prepaid expenses and other current assets	
Security deposit	
Increase (decrease) in liabilities:	
Accounts payable	
Credit cards payable	
Warranty reserve	
Sales tax payable	
Deferred revenue	
Accrued expenses	
CASH USED FOR OPERATING ACTIVITIES	($90,203)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	
Cash used for intangible assets	
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
MEMBER CONTRIBUTIONS	105,221
CASH PROVIDED BY INVESTING ACTIVITIES	$105,221
NET INCREASE (DECREASE) IN CASH	15,018
CASH AT 01/01/2025	(10,382)
CASH AT 12/31/2025	$4,636

HER SONG FILM LLC
STATEMENT OF INCOME
31-Dec-24

REVENUES	0
COST OF PRODUCTION	151,304
GROSS PROFIT	(151,304)
OPERATING EXPENSES	
Advertising and marketing	2,364
Bank fees	347
Bonus and commission	
Contractors and consultants	
Film Festival Fees	
Subscriptions	
IT expense	
Legal and professional fees	
Licenses / Permits	
Travel	2,623
Actor's Union Fees	2,225
	765
Miscellaneous expenses	84
Office supplies	
Payroll expense	
Postage and delivery	
Rent and lease	4,112
Utilities	
TOTAL OPERATING EXPENSES	12,520
NET OPERATING INCOME/(LOSS)	(163,824)
OTHER INCOME/(EXPENSE)	
Interest expense	
Interest income	
TOTAL OTHER INCOME/(EXPENSE)	
NET INCOME (LOSS)	(163,824)

HER SONG FILM LLC
BALANCE SHEET
31-Dec-24

CURRENT ASSETS

Cash and cash equivalents	$53
Accounts receivable, net	
Prepaid expenses and other current assets	14,115
TOTAL CURRENT ASSETS	14,168
PROPERTY AND EQUIPMENT	
Property and equipment, net	
OTHER ASSETS	0
Intangible assets, net	
Deposits	
TOTAL ASSETS	$14,168
CURRENT LIABILITIES	
Loans	25,000
Credit cards payable	
Accrued expenses	
TOTAL CURRENT LIABILITIES	
TOTAL LIABILITIES	25,000
MEMBERS' EQUITY	-$10,832
TOTAL LIABILITIES AND MEMBERS' EQUITY	$14,168

HER SONG FILM LLC
STATEMENT OF MEMBERS EQUITY
31-Dec-24

BEGINNING BALANCE, JANUARY 01, 2024	0
Member Contributions	143,328
Member Contributions	10,114
Distributions to Members	
Retained Earnings	
Net income	(163,824)
ENDING BALANCE, DECEMBER 31, 2024	(10,382)

HER SONG FILM LLC
STATEMENT OF CASH FLOWS
31-Dec-24

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income/(Loss)	(163,824)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	
(Increase) decrease in assets:	
Accounts receivable	
Inventory	
Prepaid expenses and other current assets	(14,565)
Security deposit	
Increase (decrease) in liabilities:	
Accounts payable	
Credit cards payable	
Warranty reserve	
Sales tax payable	
Deferred revenue	
Accrued expenses	
CASH USED FOR OPERATING ACTIVITIES	($178,389)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	
Cash used for intangible assets	
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Contributions	153,442
Loans	25,000
CASH PROVIDED BY INVESTING ACTIVITIES	$178,442
NET INCREASE (DECREASE) IN CASH	53
CASH AT 01/01/2024	0
CASH AT 12/31/2024	$53


Her Song Film LLC
Statement of Changes in Equity


Accounts	2025	2024
Opening Balance of Members' Equity	(10,382)	0
Net Loss	(90,203)	(163,824)
Member Contributions	105,221	153,442
Closing Balance of Members' Equity	**4,636**	**(10,382)**

Her Song Film LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Her Song Film LLC (the "Company") is a corporation organized on April 30, 2024 under the laws of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.